Filed by Launch Two Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.
Commission File No.: 001-42306

As previously disclosed, on June 25, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NuCube Energy, Inc., a Delaware corporation (“NuCube”).

On September 10, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Idaho State University has selected its Business and Research Park in Pocatello as the future home of the Advanced Research and Test Reactor, a functional microreactor being advanced in partnership with NuCube Energy.

The milestone brings the project another step closer to creating a hub for hands-on nuclear education, applied research, and technology development while helping prepare the next generation of nuclear professionals.

We’re proud to be part of this effort and look forward to joining ISU on September 16 to celebrate this recognition and the work ahead.

Read more: <Link to news article>

NuCube X Post:

A major milestone for advanced nuclear in Idaho: @IdahoStateU has selected the future site of the Advanced Research and Test Reactor, being advanced with NuCube Energy.

We look forward to celebrating this recognition and the work ahead at ISU on September 16.

Read more: <Link to news article>